Exhibit 99.1

ITAMAR MEDICAL REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2020 REVENUES

- Record Fourth Quarter 2020 Revenues Increase 31% to $12.8 Million -

- U.S. WatchPATTM Revenues Increase 39% to $10.2 Million –

-Full Year 2021 Revenue Guidance of $52 Million and $53 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, March 2, 2021 – Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders, today reported unaudited financial results for the fourth quarter and full year 2020 and provided full year 2021 guidance.

“2020 was transformational for Itamar, both financially and operationally. Throughout the year, we saw significant momentum in each of our key long term growth drivers, including core sleep, cardiology and international expansion,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “While undoubtedly COVID-19 provided an opportunity for a shift to home-based healthcare options, we believe that physicians and patients alike are recognizing the many additional longer-term benefits of home-based sleep disorder testing over in lab diagnostics. We were pleased to see the fourth quarter sales of our multiuse WatchPAT probes surpass pre-COVID levels and WatchPAT ONE, our fully disposable HSAT, reach a record high. Orders for our WatchPAT Direct service also continued to demonstrate meaningful growth above the trends we saw prior to the start of the COVID-19 pandemic.”

“In 2021, we anticipate continued revenue growth driven by our U.S. Core Sleep business and a return to pre-COVID level non-IFRS gross margin of approximately 75% by year end. With the proceeds from our recent U.S. offering, we will also now have greater leverage to grow organically with accelerated U.S. and international expansion, to pursue in-organic growth opportunities, and to benefit from improved liquidity in the U.S. market. We also plan to carefully manage our expenses to improve operating efficiencies and our bottom line performance,” concluded Glick.

Fourth Quarter 2020 Highlights, Full Year 2021 Revenue Guidance and Recent Achievements

•	Revenues in the fourth quarter of 2020 were $12.8 million, an increase of 31% year-over-year (and increase of 46%, excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente).

•	U.S WatchPAT revenues in the fourth quarter of 2020 were $10.2 million, an increase of 39% year-over-year (and increase of 61%, excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente).

•	Active centers using WatchPAT ONE reached a total of 628 after continuing to onboard approximately 40 new customers per month on average throughout the fourth quarter.

•	Completed an underwritten U.S. public offering in February 2021 with total gross proceeds to the Company of approximately $50.0 million.

•	Acquired assets of Spry Health providing opportunity to bring to market the first device for continuous Remote Patient Monitoring or RPM of sleep apnea.

•	Full year 2021 revenue is expected to be in the range of $52 million to $53 million, reflecting growth of 27% to 29% over full year 2020 of $41.0 million.

Fourth Quarter 2020 Financial Results

Revenues for the fourth quarter of 2020 increased 31% (and 46% excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente) to $12.8 million, compared to $9.8 million in the same quarter in 2019. Revenue growth was driven by an increase in WatchPAT sales in the U.S. and Europe.

WatchPAT revenues for the fourth quarter of 2020 increased 34% (and 51% excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente) to $12.2 million, compared to $9.1 million in the same quarter in 2019.

U.S. WatchPAT revenues for the fourth quarter of 2020 increased 39% (and 61% excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente) to $10.2 million, compared to $7.3 million in the same quarter in 2019, driven primarily by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 80% of WatchPAT revenues in the U.S. in the fourth quarter of 2020, compared to 50% (and 70% excluding a one-time sale in the fourth quarter of 2019 to Kaiser Permanente for WatchPAT 300, mostly for an upgrade and expansion of its current WatchPAT fleet) in the same quarter in 2019.

Gross profit for the fourth quarter of 2020 increased to $8.8 million, compared to $7.7 million in the same quarter in 2019. Gross margin for the fourth quarter of 2020 decreased to 69%, compared to 78% in the same quarter in 2019. Non-IFRS gross margin for the fourth quarter of 2020 decreased to 71%, compared to 79% in the same quarter in 2019 (See “Use of Non-IFRS Measures” below). Gross margin decline was mainly driven by the increase in WatchPAT ONE sales.

Operating loss for the fourth quarter of 2020 was $2.7 million, compared to $0.9 million in the same quarter in 2019. The increase in operating loss was primarily attributable to an increase in operating expenses, partially offset by the increase in revenues. Selling and marketing expenses increased 34% to $7.1 million, compared to $5.3 million in the same quarter in 2019, due to the planned expansion of the U.S. sales team into new geographical territories and verticals (33 territories and verticals as of December 31, 2020, compared to 27 territories and verticals as of December 31, 2019), as well as additional sales commissions resulting from the increase in revenues. Research and development expenses increased 43% to $1.9 million, compared to $1.4 million in the same quarter in 2019, driven by an increase in personnel to support product development, mainly related to our digital health platform. General and administrative expenses increased 32% to $2.5 million, compared to $1.9 million in the same quarter in 2019, mainly driven by an increase in directors’ and officers’ insurance premium, as well as increase in legal expenses, including a commercial dispute in defense of our intellectual property initiated by the Company.

Non-IFRS operating loss for the fourth quarter of 2020 was $1.8 million, compared to $0.2 million in the same quarter in 2019. Non-IFRS operating loss excludes approximately $0.8 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.7 million of similar expenses for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the fourth quarter of 2020 was $2.9 million, compared to $1.0 million in the same quarter in 2019.

Non-IFRS net loss for the fourth quarter of 2020 was $2.1 million, compared to $0.3 million in the same quarter in 2019. Non-IFRS net loss excludes approximately $0.8 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.7 million of similar expenses and gains for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

As of December 31, 2020, the Company had cash, cash equivalents and short-term bank deposits of $39.7 million. This does not include the net proceeds of $46.2 million from the recently completed an underwritten public offering in February 2021.

Full Year 2020 Financial Results

Revenues for the full year ended December 31, 2020 increased 31% (and 36% excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente) to $41.0 million, compared to $31.3 million for the full year ended December 31, 2019. Revenue growth was driven mainly by an increase in WatchPAT sales in the U.S., Europe and Japan.

WatchPAT revenues for the full year ended December 31, 2020 increased 34% (and 39% excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente) to $38.8 million, compared to $29.0 million for the full year ended December 31, 2019.

U.S. WatchPAT revenues for the full year ended December 31, 2020 increased 42% (and 49% excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser Permanente) to $31.8 million, compared to $22.4 million for the full year ended December 31, 2019. U.S. WatchPAT revenues increase was primarily driven by the increase of WatchPAT ONE, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 77% of WatchPAT revenues in the U.S. for the full year ended December 31, 2020, compared to 64% (and 71% excluding a one-time sale in the fourth quarter of 2019 to Kaiser Permanente for WatchPAT 300, mostly for an upgrade and expansion of its current WatchPAT fleet)) for the full year ended December 31, 2019.

Gross profit for the full year ended December 31, 2020 increased to $28.7 million, compared to $24.3 million for the full year ended December 31, 2019. Gross margin for the full year ended December 31, 2020 decreased to 70%, compared to 78% for the full year ended December 31, 2019. Non-IFRS gross margin for the full year ended December 31, 2020 decreased to 72%, compared to 79% for the full year ended December 31, 2019 (See “Use of Non-IFRS Measures” below). Gross margin decline was mainly driven by the increase in WatchPAT ONE sales.

Operating loss for the full year ended December 31, 2020 was $10.3 million, compared to $4.9 million for the full year ended December 31, 2019. The increase in operating loss was primarily attributable to an increase in operating expenses, partially offset by the increase in revenues. Selling and marketing expenses increased 34% to $24.6 million, compared to $18.3 million in the full year ended December 31, 2019, due to the planned expansion of the U.S. sales team into new geographical territories and verticals, as well as additional sales commissions resulting from the increase in revenues. Research and development expenses increased 33% to $6.0 million, compared to $4.5 million in the full year ended December 31, 2019, driven by an increase in personnel to support product development, mainly related to our digital health platform. General and administrative expenses increased 34% to $8.5 million, compared to $6.4 million in the full year ended December 31, 2019, mainly driven by an increase in directors’ and officers’ insurance premium, as well as legal expenses including a commercial dispute in defense of our intellectual property initiated by the Company.

Non-IFRS operating loss for the full year ended December 31, 2020 was $7.5 million, compared to $2.6 million for the full year ended December 31, 2019. Non-IFRS operating loss excludes approximately $2.8 million in share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $2.3 million of similar expenses for the full year ended December 31, 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the full year ended December 31, 2020 was $10.9 million, compared to $5.3 million for the full year ended December 31, 2019.

Non-IFRS net loss for the for the full year ended December 31, 2020 was $8.1 million, compared to $3.4 million for the full year ended December 31, 2019. Non-IFRS net loss excludes approximately $2.8 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $1.9 million of similar expenses and gains for the full year ended December 31, 2019 (see “Use of Non-IFRS Measures” below).

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 833-519-1272
International: 914-800-3844
Israel toll-free: 1-809-315-362

Conference ID: 7976547

Please log in approximately 10 minutes prior to the scheduled start time. An archived webcast also will be provided in the Events and Presentations section of the Company’s website.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and (v) gain from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the 2021 revenue guidance range, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s Annual Report on Form 20-F to be filed with the SEC, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo or Caroline Paul

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

*     The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31,
	2020	2019

	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$9,670	$15,115
Short-term bank deposits	30,000	-
Trade receivables	8,354	8,384
Other receivables	2,251	1,404
Inventories	7,164	3,363
Total current assets	57,439	28,266

Non-current assets
Long-term restricted deposits and prepaid expenses	547	476
Long-term trade receivables	412	156
Property and equipment	2,904	1,472
Intangible assets	1,037	395
Right-of-use assets	1,801	2,442
Total non-current assets	6,701	4,941
Total assets	$64,140	$33,207

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of long-term loan	135	-
Current maturities of lease liabilities	700	890
Trade payables	4,418	2,028
Other payables	5,973	3,455
Accrued expenses	1,091	1,317
Provisions	321	273
Short-term employee benefits	354	352
Total current liabilities	17,992	13,315

Non-current liabilities
Long-term loan	154	-
Long-term lease liabilities	1,380	1,708
Recognized liability for defined benefit plan, net	271	260
Other long-term liabilities	1,271	1,260
Total non-current liabilities	3,076	3,228
Total liabilities	21,068	16,543

Equity
Ordinary share capital	1,140	878
Additional paid-in capital	161,006	125,435
Accumulated deficit	(119,074)	(109,649)
Total equity	43,072	16,664
Total liabilities and equity	$64,140	$33,207

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

	U.S. dollars in thousands (except per share and ADS data)

Revenues	$12,772	$9,765	$41,034	$31,258
Cost of revenues	3,933	2,115	12,323	6,984
Gross profit	8,839	7,650	28,711	24,274
Operating expenses:
Selling and marketing expenses	7,104	5,309	24,550	18,294
Research and development expenses	1,938	1,355	6,002	4,520
General and administrative expenses	2,452	1,863	8,503	6,354
Total operating expenses	11,494	8,527	39,055	29,168
Operating loss	(2,655)	(877)	(10,344)	(4,894)
Financial income (expenses):
Financial income	317	118	847	454
Financial expenses	(622)	(338)	(1,315)	(1,233)
Gain from derivatives instruments, net	-	-	-	442
Financial expenses, net	(305)	(220)	(468)	(337)
Loss before taxes on income	(2,960)	(1,097)	(10,812)	(5,231)
Tax benefit (taxes on income)	20	98	(127)	(37)
Net loss	$(2,940)	$(999)	$(10,939)	$(5,268)

Loss per share – basic and diluted (in U.S. dollars)	$(0.01)	$(0.00)	$(0.03)	$(0.02)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	424,235	334,124	415,443	332,648
Diluted	424,235	334,124	415,443	346,195

Loss per ADS (in U.S. dollars)
Basic	$(0.21)	$(0.09)	$(0.79)	$(0.48)
Diluted	$(0.21)	$(0.09)	$(0.79)	$(0.49)

Weighted average number of ADSs used in computation of loss per ADS (in thousands):
Basic	14,141	11,137	13,848	11,088
Diluted	14,141	11,137	13,848	11,540

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,

	2020	2019	2020	2019
	U.S. dollars in thousands

Cash flows from operating activities
Net loss	$(2,940)	$(999)	$(10,939)	$(5,268)
Adjustments for:
Depreciation and amortization	473	387	1,818	1,446
Share-based payment	452	373	1,495	1,259
Change in provision for doubtful and bad debt	116	157	322	349
Net financial cost (income)	72	321	(145)	490
Gain from reevaluation of derivatives	-	-	-	(442)
Increase in trade receivables	(137)	(2,426)	(548)	(2,097)
Increase in other receivables	(304)	(161)	(845)	(410)
Increase in inventories	(775)	(426)	(4,548)	(1,579)
Increase (decrease) in trade payables	786	(187)	2,148	537
Increase in other payables	1,939	1,066	2,267	1,650
Increase (decrease) in provisions	(62)	41	48	58
Increase (decrease) in employee benefits	(278)	35	32	137
Income tax expenses (benefit)	(20)	(98)	127	37
Taxes refunded (paid) during the period	(49)	22	(98)	(22)
Interest paid during the period	(101)	(239)	(450)	(519)
Interest received during the period	66	59	498	142
Net cash used in operating activities	(762)	(2,075)	(8,818)	(4,232)
Cash flows from investing activities
Redemption of (investment in) short-term bank deposits	(14,000)	9,000	(30,000)	-
Investment in restricted long-term deposits	-	-	(50)	(68)
Purchase of property and equipment, intangible assets, and capitalization of development expenditure	(626)	(141)	(2,230)	(547)
Net cash provided by (used in) investing activities	(14,626)	8,859	(32,280)	(615)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs (share issuance costs)	(241)	-	35,906	13,966
Repayment of principal of lease liabilities	(227)	(204)	(892)	(787)
Long-term loan received	296	-	296	-
Repayment of long-term loan	(21)	-	(21)	-
Issuance of shares due to the exercise of stock options	37	88	169	113
Net cash provided by (used in) financing activities	(156)	(116)	35,458	13,292
Increase (decrease) in cash and cash equivalents	(15,544)	6,668	(5,640)	8,445
Cash and cash equivalents at beginning of period	25,153	8,426	15,115	6,471
Effect of exchange rate fluctuations on balances of cash and cash equivalents	61	21	195	199
Cash and cash equivalent balance at end of period	$9,670	$15,115	$9,670	$15,115

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

	U.S. dollars in thousands (except per share and ADS data)

IFRS operating loss	$(2,655)	$(877)	$(10,344)	$(4,894)
IFRS net loss	$(2,940)	$(999)	$(10,939)	$(5,268)

Cost of revenues:
Share-based payment	16	3	33	10
Depreciation and amortization of property and equipment and intangible assets	169	110	585	384
Expenses relating to reduction of manpower	-	-	27	-
	185	113	645	394
Operating expenses:
Selling and marketing:
Share-based payment	195	84	536	382
Depreciation and amortization of property and equipment and intangible assets	32	54	134	126
Expenses relating to reduction of manpower	-	-	63	-
	227	138	733	508
Research and development:
Share-based payment	77	70	289	171
Depreciation and amortization of property and equipment and intangible assets	34	-	113	62
Expenses relating to reduction of manpower	-	-	18	115
	111	70	420	348
General and administrative:
Share-based payment	157	209	611	671
Depreciation and amortization of property and equipment and intangible assets	18	3	71	44
Change in provision for doubtful and bad debt	116	157	322	349
Expenses relating to reduction of manpower	-	-	9	-
	291	369	1,013	1,064
Financial income (expenses), net:
Share-based payment	7	7	26	25
Gain from reevaluation of derivatives	-	-	-	(442)
	7	7	26	(417)

Non-IFRS operating loss	$(1,841)	$(187)	$(7,533)	$(2,580)
Non-IFRS net loss	$(2,119)	$(302)	$(8,102)	$(3,371)

IFRS loss per ADS (in U.S. dollars):
Basic	$(0.21)	$(0.09)	$(0.79)	$(0.48)
Diluted	$(0.21)	$(0.09)	$(0.79)	$(0.49)

Non-IFRS loss per ADS – basic and diluted (in U.S. dollars)
Basic	$(0.15)	$(0.03)	$(0.59)	$(0.28)
Diluted	$(0.15)	$(0.03)	$(0.59)	$(0.29)